

November 3, 2010

James R. McLemore
Chief Financial Officer
MidSouth Bancorp, Inc.
102 Versailles Boulevard
Lafayette, Louisiana 70501

      Re: **MidSouth Bancorp, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2009
              Filed March 16, 2010
              Form 10-Q for Fiscal Quarter Ended March 31, 2010
              Filed May 10, 2010
              Form 10-Q for Fiscal Quarter Ended June 30, 2010
              Filed August 9, 2010
              File No. 1-11826

Dear Mr. McLemore:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Amit Pande
                    Accounting Branch Chief